FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN announces consent payment extension of Tender Offer and Consent Solicitation for 4.25% Notes due 2009

Item 1

North America’s Railroad

NEWS RELEASE

CN announces consent payment extension of Tender Offer
and Consent Solicitation for 4.25% Notes due 2009

MONTREAL, July 10, 2009 — CN (TSX: CNR) (NYSE:CNI) today announced that its wholly-owned subsidiary, CNLX Canada Inc., is extending the period during which holders who tender their notes will receive the consent payment of US$2.50 per US$1,000 principal amount of notes (in addition to principal amount and accrued and unpaid interest) to 5:00 p.m., New York City time on July 27, 2009. The settlement date remains unchanged on or about July 28, 2009. Under the terms of the tender offer, holders who have tendered their notes to date can no longer validly withdraw such notes.

CNLX Canada Inc., however, reserves the right to further amend, terminate or withdraw the tender offer, subject to applicable laws.

None of the proposed amendments will affect the terms of the Notes held by the non-tendering holders of the Notes. Notes not tendered and purchased pursuant to the tender offer will remain outstanding until paid by CN on the stated maturity date of August 1, 2009.

CNLX Canada Inc. has retained Citi to act as Dealer Manager in connection with the tender offer and consent solicitation. Questions about the tender offer and consent solicitation may be directed to Citi at (800) 558-3745 (toll free). Copies of the tender offer documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866) 294-2200 (toll free) or (212) 430-3774 (collect).

The tender offer and consent solicitation is being made solely by means of the tender offer documents. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of CN or CNLX Canada Inc. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current recession in the North American economy and the likelihood of a global economic contraction in 2009, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 10, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel